September 21, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F. Street N.E.

Washington, D.C. 20549

Attn: Messrs. Bradley Ecker and Geoffrey Kruczek

Re:	ALR Technologies SG Pte. Ltd. Amendment No. 4 Registration Statement on Form F-4 Filed September 15, 2022 File No. 333-265166 REQUEST FOR ACCELERATION OF EFFECTIVENESS

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, ALR Technologies SG Pte. Ltd., a Singapore company limited by shares (the “Registrant”) respectfully requests that the effective date of the above-referenced Registration Statement filed with the U.S. Securities and Exchange Commission (the “Commission”) be accelerated so that it may become effective at 5:00 p.m. (EST) on Friday, September 23, 2022, or as soon thereafter as practicable.

The Registrant also requests that it be notified of such effectiveness by a telephone call to its outside counsel, Rick L. Guerisoli, of the law firm Dentons Durham Jones Pinegar P.C., at (435) 986-7632, and that a copy of the written order from the Commission verifying the effective time and date of such Registration Statement be sent to its outside counsel via facsimile at (435) 628-1610 or by email at rick.guerisoli@dentons.com.

Sincerely,

ALR Technologies SG Pte. Ltd.

/s/ Sidney Chan

Sidney Chan

Chief Executive Officer